

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 11, 2016

Lewis F. Von Thaer
Chief Executive Officer
DynCorp International Inc.
1700 Old Meadow Road
McLean, VA 22102

> **Re: DynCorp International Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed May 2, 2016**
> **File No. 022-29018**

Dear Mr. Von Thaer:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending application, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief—Legal
Office of Information
Technologies and Services

cc: Rosa A. Testani, Esq.
        Akin Gump Strauss Hauer & Feld LLP